SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        COMMISSION FILE NUMBER 000-09489

                           NOTIFICATION OF LATE FILING

                                  (Check One):


                          |_| Form 10-K and Form 10-KSB
                                  |_| Form 11-K
                                  |_| Form 20-F
                          |X| Form 10-Q and Form 10-QSB
                                 |_| Form N-SAR


                         For Period Ended: June 30, 2006


                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form N-SAR
                       |_| Transition Report on Form 11-K


                      For the Transition Period Ended: N/A


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A



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

                         PART I. REGISTRANT INFORMATION.


                   Full name of registrant: Swiss Medica, Inc.


                         Former name if applicable: N/A


                      Address of principal executive office


                  (Street and number): 375 Britannia RD, Unit B


         City, state and zip code: Mississauga, Ontario, Canada, L4Z 3E2


                        PART II. RULE 12B-25 (b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                              PART III. NARRATIVE.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-QSB for the period ended June 30, 2006 for Swiss Medica, Inc. could not be filed within the prescribed period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis could not be obtained by the Registrant within such time period without unreasonable effort or expense.


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

                           PART IV. OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

      Raghunath Kilambi             (905)                     501-0553
      -----------------      --------------------        ------------------
           (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |X| Yes            |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |_| Yes            |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

                               SWISS MEDICA, INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)



     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated: August 15, 2006             By:  /s/ Raghunath Kilambi
                                        -------------------------------------
                                        Raghunath Kilambi, Chief Executive
                                        Officer








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